Exhibit 99.1

ZK International Ready to Implement Patent Pending Software, IoTs and Blockchain
Technologies into its Manufacturing Process and Supply Chain Management System

WENZHOU, China, April 10, 2018 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) ("ZKIN", "ZK International" or the "Company") is pleased to announce the results of the on-site review by the TNT Blockchain Inc. ("TNT") team of its factory and the launch of xSigma's transformation roadmap.

ZK International and its blockchain-focused subsidiary, xSigma Corporation, have signed an exclusive worldwide distribution agreement with TNT Blockchain, Inc. to implement its patent pending software and blockchain technologies into its manufacturing process and supply chain management system. These technologies include, Track-n-Trace, which is designed to improve the traceability and inventory systems of small to medium sized manufacturing companies and track raw materials and finished goods at the source, supplier, or factory, through the entire supply chain to the end user.

xSigma, advised by TNT, has begun the transformational process and groundbreaking work to deliver its IoT and Blockchain technologies to add verification to the delivery of clean drinking water to the residents of China. TNT is committed to providing major process efficiency improvements, which will enable ZK International to completely transform China's water safety program. ZK International believes that these changes will set a new standard in China and will propel their products to be a leader in the industry for years to come.

TNT will provide automation specialists to ensure the improvements are long term by installing automated machinery, developing new measurements and metrics, using best in class quality control standards and realigning current warehouse operations. They will be supporting the new ERP program implementation team to connect xSigma with Kingdee® ERP and by doing so will further streamline operations and as a result should result in significant cost reductions.

On the innovation side, TNT will develop for ZK International and xSigma new IoT sensors for water quality, temperature, self-installation, and usage reporting that will record on TNT's patent pending blockchain ledgers. All of these technologies are being developed so that ZK International's patented stainless steel pipes can be transformed to intelligent piping systems that will remotely communicate the specifications, safety and quality of the gas and water to the end user.

ZK International and xSigma's licensed technologies would connect the threads from a limitless base of suppliers to manufacturers, where goods are produced and distributed into a vast network of channels. This technology tracks raw materials and product movement with accuracy from source to consumers, providing authenticity, transparency, security and restoring confidence in a world of uncertainty.

"We are excited to have this opportunity to help ZK International build their new xSigma subsidiary, and contribute to the meaningful transformation of their supply chain operations," saidDave Christensen, CEO of TNT Blockchain Inc. "This technology is the future. The pioneers and innovators, who embrace it and deploy it, will clearly have the sustainable competitive advantage."

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards. ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact. ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors. ZK has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics. Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water to not only to the China market but to international markets such as Europe, East Asia and Southeast Asia.

About xSigma Corporation

xSigma Corporation, is a wholly-owned subsidiary of ZK International Group Co., Ltd. Together with ZK International, it has signed an exclusive worldwide distribution agreement with TNT Blockchain, Inc. to implement its patent pending software and blockchain technologies into its manufacturing process and supply chain management system. These technologies include, Track-n-Trace ("TNT"), which is designed to improve the traceability and inventory systems of small to medium sized manufacturing companies to track raw materials and finished goods at the source, supplier, or factory, through the entire supply chain to the end user. Combine the TNT with the Internet of Things ("IoT") devices, every device within the manufacturing process is registered on the Blockchain to create a digital identity, which cannot be manipulated. Finally, the Blockchain technology would provide transparency and security, as permissions and identity the technology would require will ensure the appropriate visibility of transactions. For further information about xSigma, please visit its website at www.xsigma.io.

About TNT Blockchain Corporation

TNT Blockchain Inc has entered into an exclusive, multimillion dollar agreement with ZK International Group, thus creating xSigma Corporation. ZK International is a China-based designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products and is publicly traded on the Nasdaq. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards and 10 National and Industry Standard Awards. For more information, please visit www.tntblockchains.com or contact us at info@tntblockchains.com

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company's filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

KCSA Strategic Communications
Valter Pinto, Managing Director
PH: +1 (212) 896-1242
ZKInternational@KCSA.com